Exhibit 4(j)


                                BENEFICIARY RIDER

This Rider is effective as of the date it is issued for attachment to Your Contract/Certificate (hereafter collectively referred to as Contract). The provisions in this Rider supercede any contrary provisions in Your Contract, except for Non-Qualified Annuity Spousal Continuation Rider provisions. This Rider is effective during the accumulation phase of the Contract and will not apply if We are paying a benefit under an annuity/income option. If Your contract is subject to the terms of a qualified plan, then the provisions of this Rider will apply only if such plan permits.

The definition of Death Report Date, if contained in the Contract is amended by deleting the definition and replacing it with the following:

DEATH REPORT DATE - the Valuation Date coincident with or next following the day on which We have received 1) Due Proof of Death and 2) a Written Request for an election of a single sum payment or an alternate Settlement Option as described in the Contract, or 3) an election of Beneficiary Continuance as described in this Rider.

BENEFICIARY(S) CONTINUANCE

If Your death occurs prior to the commencement of annuity payments and the value of any Beneficiary's portion of the death benefit is at least $20,000 but less than $1,000,000 (amounts of $1,000,000 or more are subject to home office approval) as of Your date of death, such Beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable distribution requirements under Internal Revenue Code, rather than have the death benefit paid to him/her. This election may not be allowed for non-natural beneficiaries. If Your spouse is the "designated beneficiary" as defined in Section 72(s) of the Internal Revenue Code, Your spouse can either elect Beneficiary Continuance subject to the terms under this rider, or he/she can elect to continue the contract as Owner as stated in other sections of Your Contract describing alternate options allowed under Section 72(s).

If Your Beneficiary(s) elects to continue the Contract, the death benefit will be calculated as of the date described in the death benefit section of Your Contract (hereafter referred to as the Calculation Date). If the Contract/Cash Value is less than the calculated death benefit amount, the initial Contract/Cash Value of the continued Contract will be equal to the death benefit amount. This amount is referred to as the Adjusted Contract Value. Any difference between the Contract/Cash Value on the Calculation Date and the Adjusted Contract Value will be allocated to the Investment Options in the same proportion as the allocations of the Contract prior to the Calculation Date.

If the Beneficiary(s) elects to continue the Contract, the Beneficiary(s) will be granted the same rights as the Owner had under the Contract, except the Beneficiary(s) cannot transfer ownership, take out a loan, nor make any new Purchase Payments to the Contract after the Calculation Date. The Beneficiary(s) may also name his/her own beneficiary (hereafter referred to as Succeeding Beneficiary). Additionally, the Beneficiary(s) has the right to take full or partial withdrawals at any time from the Contract after the Calculation Date without the imposition of any contingent deferred sales/withdrawal/surrender charge reflected in the Contract. All other Contract fees and charges applicable to the original Contract will apply to the continued Contract. All other benefits and features described in the Contract or in any Rider(s) or Endorsement(s) will be based on Your Beneficiary(s)'s age on the Calculation Date as if Your Beneficiary had purchased the Contract with the Adjusted Contract Value on the Calculation Date. However, if a Principal Protection Rider and/or Enhanced Stepped-Up Provision Rider is attached to the Contract, these riders and their associated charges will no longer be effective after the Calculation Date.

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SUCCEEDING BENEFICIARY(S) CONTINUANCE

Prior to the commencement of annuity payments, if the Beneficiary(s) who continued the Contract dies, the death benefit will be calculated on the new Calculation Date associated with the Beneficiary(s)'s death. The Succeeding Beneficiary(s) may elect to either receive the death benefit or continue the Contract in the same manner as described above in the Beneficiary Continuance section with the following exceptions:

1. the entire Contract/Cash value of the newly continued Contract must be distributed to the Succeeding Beneficiary(s) over the life expectancy of the original deceased Beneficiary(s);

2.   the Succeeding Beneficiary(s) cannot name their own beneficiary(s);and

3. at the death of the Succeeding Beneficiary(s), the death benefit, if any, must be paid to the estate of the Succeeding Beneficiary(s). The death benefit will equal the Contract/Cash Value as of the new Calculation Date associated with the Succeeding Beneficiary(s)'s death. No further continuation of the Contract is allowed.

On or after the commencement of annuity payments, if the Beneficiary(s) who continued the Contract dies, we will pay the Succeeding Beneficiary(s) any benefits remaining under the annuity/income option then in effect.